UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SharpSpring, Inc.
(Name of Issuer)

Common Stock. $0.001 par value
(Title of Class of Securities)

784589 202
(CUSIP Number)

Richard Carlson
President and CEO
RCTW, LLC
8810 SW 115th Avenue, Gainesville, Florida 32608
(888-428-9605)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:
David A Wormser, Esq.
Pepper Hamilton LLP
Hamilton Square
600 Fourteenth Street, N.W.
Washington, DC 20005
(202) 220-1447

May 27, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84652J 103	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS. IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). RCTW, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 84652J 103	13D	Page 3 of 5 Pages

Schedule 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 27, 2015 (the “Schedule 13D”) by RCTW, LLC (the “Reporting Person”).

Items 1, 3, 5 and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated to read in its entirety as follows:

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Issuer Common Stock”), of SharpSpring, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 304 West University Avenue, Gainesville, FL 32601.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read in its entirety as follows:

On August 12, 2014, the Issuer and the Reporting Person entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”), pursuant to which the Issuer purchased and assumed from the Reporting Person substantially all the assets and certain specified liabilities of the Reporting Person. Pursuant to the Asset Purchase Agreement, the Issuer was to pay the Reporting Person an earn-out payment consisting of (a) $6,000,000 in cash (the “Cash Earn-Out”) and (b) up to $4,000,000 in Issuer Common Stock (the “Stock Earn-Out”), each amount subject to adjustment, and subject to the terms and conditions described in the Asset Purchase Agreement.

On May 18, 2015, pursuant to a Subscription Agreement (the “Subscription Agreement”), the Reporting Person and the Issuer agreed to a pre-payment of $5,000,000 of the Cash Earn-Out (the “Earn-Out Due”), and the Issuer further agreed to issue to the Reporting Person 545,455 shares of Issuer Common Stock at a price of $5.50 per share, for an aggregate value of $3,000,000, in satisfaction of an equal amount of the Earn-Out Due payable by the Issuer to the Reporting Person under the Subscription Agreement. In addition, the Issuer and the Reporting Person agreed that the remaining earn-out components were deemed earned in full and without adjustment and, except as provided in the Subscription Agreement, would be paid to the Reporting Person by April 15, 2016. On May 21, 2015, the Issuer issued 545,455 shares of Issuer Common Stock to the Reporting Person (the “First Issuance”). In consideration of the First Issuance, the Reporting Person agreed that it would not sell, offer, pledge, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, grant any right or warrant to purchase, lend or otherwise transfer or encumber, directly or indirectly, the shares or any other securities of the Issuer, nor would it enter into any swap, hedging or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares or other securities of the Issuer through April 10, 2016.

On March 15, 2016, the Issuer entered into an Extension Agreement with the Reporting Person (the “Extension Agreement”), to extend the payment date of the balance of the Stock Earn-Out that was due and payable to Reporting Person under the Asset Purchase Agreement. The Issuer paid the Reporting Person $1,000,000, comprising the remainder of the Cash-Earn Out, on April 6, 2016, as originally provided under the Asset Purchase Agreement. The Extension Agreement, provided, among other things, that the Issuer may delay payment of the balance of the Stock Earn-Out (the “Second Issuance”) until after the date of the Issuer’s 2016 annual meeting of stockholders for the purpose, among other things, of obtaining the stockholders’ approval permitting the Second Issuance, so long as such meeting occurred on or before May 27, 2016. On May 17, 2016, the Issuer held its 2016 annual meeting of the stockholders and obtained the stockholders’ approval of the Second Issuance.

CUSIP No. 84652J 103	13D	Page 4 of 5 Pages

On or about May 27, 2016, the Reporting Person distributed to its equity holders (the “Unitholders”) 545,455 shares of Issuer Common Stock (the “First Distribution”). On or about June 3, 2016, the Issuer issued 1,039,636 shares of Issuer Common Stock to the Unitholders in satisfaction of the Second Issuance. As of the date of this statement, the Reporting Person owns no further shares of Issuer Common Stock.

The descriptions of the Asset Purchase Agreement, Subscription Agreement and Extension Agreement contained herein do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Asset Purchase Agreement, Subscription Agreement and Extension Agreement, copies of which are attached hereto as Exhibit 1, 2 and 3, respectively, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b), (c) and (e) are hereby amended and restated to read in their entirety as follows:

(a) As a result of the Asset Purchase Agreement, Subscription Agreement, Extension Agreement, the transactions contemplated thereby and the First Distribution, the Reporting Person does not beneficially own any shares of Issuer Common Stock.

(b) As a result of the Asset Purchase Agreement, Subscription Agreement, Extension Agreement, the transactions contemplated thereby and the First Distribution, the Reporting Person has sole power to vote and dispose of no shares of the Issuer Common.

(c) Other than the transactions described in Item 3, neither the Reporting Person nor, to the Reporting Person’s knowledge, any person named in Schedule A to the Schedule 13D, has effected any transaction in the Issuer Common Stock during the past 60 days.

(e) As of May 27, 2016, the Reporting Person ceased to be the beneficial owner of more than five percent of Issuer Common Stock.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Exhibit Name

3	Extension Agreement, dated March 15, 2016, by and between SharpSpring, LLC and RCTW, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8–K filed on March 17, 2016)

CUSIP No. 84652J 103	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2016

RCTW, LLC

By:	/s/ Richard Carlson
Name:	Richard Carlson
Title:	President and CEO